Naked Brand Group Limited

c/o Bendon Limited

Building 7C, Huntley Street

Alexandria

NSW 2015, Australia

August 1, 2018

VIA EDGAR

Mr. Michael Killoy

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Naked Brand Group Limited
Registration Statement on Form F-1
File No. 333-226192

Dear Mr. Killoy:

Naked Brand Group Limited (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Friday, August 3, 2018, or as soon thereafter as practicable.

Very truly yours,

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Chief Executive Officer